================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                              (NAME OF THE ISSUER)

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                                SAMUEL J. HEYMAN
                 INTERNATIONAL SPECIALTY PRODUCTS HOLDINGS INC.
                       (NAME OF PERSONS FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    460337108

                      (CUSIP Number of Class of Securities)

                             -----------------------

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                            TELEPHONE (973) 628-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
        NOTICE AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

    This statement is filed in connection with (check the appropriate box):

    a.|X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b.|_| The filing of a registration statement under the Securities Act of
          1933.
    c.|_| A tender offer.
    d.|_| None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

          Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

         ---------------------                      ---------------------
        Transaction Valuation*                     Amount of Filing Fee**
         ---------------------                      ---------------------
             $134,360,564                                  $26,873
         ---------------------                      ---------------------

 * The transaction valuation was based upon the sum of (i) the product of 12,810,336 shares of Common Stock, par value $0.01 per share, of International Specialty Products Inc., a Delaware corporation, at a price of $10.30 per share in cash and (ii) a cash-out of 1,700,156 shares of Common Stock covered by outstanding options at a cost of $2,414,103.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                $26,873                Filing Party: International Specialty Products Inc. Form
or Registration No.:                   Schedule l4A           Date Filed: November 27, 2002

                                  INTRODUCTION


     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) International Specialty Products Inc., a Delaware corporation ("ISP"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) Samuel J. Heyman, a natural person and beneficial owner of approximately 81% of ISP's common stock ("Mr. Heyman") and (iii) International Specialty Products Holdings Inc., a Delaware Corporation ("ISPH"), in connection with the merger of ISPH with and into ISP (the "Merger"), with ISP as the surviving corporation. As a result of the proposed Merger, (i) ISP will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by Mr. Heyman and (ii) each issued and outstanding share of ISP common stock will be converted into the right to receive $10.30 in cash, except shares beneficially owned by Mr. Heyman or by any holder who properly demands appraisal rights under the General Corporation Law of the State of Delaware will be cancelled. Notwithstanding this arrangement, shares owned by a qualified charitable organization, will be entitled to receive $10.30 in cash.

     Concurrently with the filing of this Schedule l3E-3, ISP is filing Amendment No. 2 to a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the ISP board of directors is soliciting proxies from stockholders of ISP in connection with the Merger. The information in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


ITEM 1.               SUMMARY TERM SHEET

Regulation M-A        The information set forth in the Proxy Statement under the
Item 1001             caption "Summary Term Sheet" is incorporated herein by
                      reference.

ITEM 2.                  SUBJECT COMPANY INFORMATION

Regulation M-A
Item 1002

               (a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Information About ISP, Mr. Heyman and ISPH" is incorporated herein by reference.

               (b) SECURITIES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- The Special Meeting" and "The Special Meeting-Record Date" is incorporated herein by reference.

               (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Trading Market and Price; Dividends" is incorporated herein by reference.

               (d) DIVIDENDS. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Trading Marking and Price; Dividends" is incorporated herein by reference.

               (e) - (f) PRIOR PUBLIC OFFERINGS; PRIOR STOCK PURCHASES.
                         The information set forth in the Proxy Statement under the caption "Other Matters -- Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

ITEM 3.                  IDENTITY AND BACKGROUND OF THE FILING PERSON

Regulation M-A
Item 1003

               (a) - (c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF
                         ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Information About ISP, Mr. Heyman and ISPH" and "Special Factors -- Background of the Merger" is incorporated herein by reference. During the last five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                         DIRECTORS AND EXECUTIVE OFFICERS OF ISP. The table below sets forth for each of the directors and executive officers of ISP their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person's principal address is c/o ISP, 1361 Alps Road, Wayne, New Jersey 07470.

                                                   PRESENT PRINCIPAL OCCUPATION
                                                   OR EMPLOYMENT AND MATERIAL
                                                   POSITIONS HELD DURING THE
                                                   PAST FIVE YEARS
                         NAME

                         -----------------------   -----------------------------
                         Samuel J. Heyman          Mr. Heyman has been a
                                                   director and Chairman of the
                                                   Board of ISP since its
                                                   formation and Chairman of the
                                                   Board and director of one of
                                                   its subsidiaries since
                                                   December 2001. He was Chief
                                                   Executive Officer of ISP and
                                                   some of its subsidiaries from
                                                   their formation to June 1999.
                                                   Mr. Heyman also has been a
                                                   director of G-I Holdings Inc.
                                                   for more than five years and
                                                   was President and Chief
                                                   Executive Officer of G-I
                                                   Holdings and some of its
                                                   subsidiaries for more than
                                                   five years until September
                                                   2000. In January 2001, G-I
                                                   Holdings filed a voluntary
                                                   petition for reorganization
                                                   under Chapter 11 of the U.S.
                                                   Bankruptcy Code due to its
                                                   asbestos-related claims. Mr.
                                                   Heyman was a director and
                                                   Chairman of the Board of
                                                   Building Materials
                                                   Corporation of America
                                                   ("BMCA") from its formation
                                                   to September 2000 and served
                                                   as Chief Executive Officer of
                                                   BMCA and some of its
                                                   subsidiaries from June 1999
                                                   to September 2000 and from
                                                   June 1996 to January 1999. He
                                                   is also the Chief Executive
                                                   Officer, Manager and General
                                                   Partner of a number of
                                                   closely held real estate
                                                   development companies and
                                                   partnerships whose
                                                   investments include
                                                   commercial real estate and a
                                                   portfolio of publicly traded
                                                   securities. Mr. Heyman has
                                                   served as a director of
                                                   Hercules Incorporated, a
                                                   global manufacturer and
                                                   marketer of specialty
                                                   chemicals, since May 2001.

                            Sunil Kumar            Mr. Kumar has been a
                                                   director, President and Chief
                                                   Executive Officer of ISP
                                                   since June 1999 and a
                                                   director, President and Chief
                                                   Executive Officer of some of
                                                   its subsidiaries since June
                                                   2001 and June 1999,
                                                   respectively. Mr. Kumar was a
                                                   director, President and Chief
                                                   Executive Officer of BMCA and
                                                   some of its subsidiaries from
                                                   May 1995, July 1996 and
                                                   January 1999, respectively,
                                                   to June 1999. He also was
                                                   Chief Operating Officer of
                                                   BMCA and some of its
                                                   subsidiaries from March 1996
                                                   to January 1999. He also was
                                                   a director and Vice-Chairman
                                                   of the Board of G-I Holdings
                                                   from January 1999 to June
                                                   1999. In January 2001, G-I
                                                   Holdings filed a voluntary
                                                   petition for reorganization
                                                   under Chapter 11 of the U.S.
                                                   Bankruptcy Code due to its
                                                   asbestos-related claims. Mr.
                                                   Kumar has served as a
                                                   director of Hercules
                                                   Incorporated, a global
                                                   manufacturer and marketer of
                                                   specialty chemicals, since
                                                   May 2001.

                            Robert Englander       Mr. Englander has been a
                                                   director of ISP since April
                                                   2001. He has been the
                                                   Chairman of the Board and
                                                   Chief Executive Officer of
                                                   Belvoir Publications, a
                                                   publisher of magazines, books
                                                   and newsletters, since
                                                   February 1973. Belvoir
                                                   Publications has a business
                                                   address of 970 Park Avenue,
                                                   Penthouse North, New York,
                                                   New York 10028.

                            Sanford Kaplan         Mr. Kaplan has been a
                                                   director of ISP since
                                                   November 1992. He has been a
                                                   private investor and
                                                   consultant since 1977 with a
                                                   business address of 10128
                                                   Empyrean Way, #303, Los
                                                   Angeles, California 90067.

                            Burt Manning           Mr. Manning has been a
                                                   director of ISP since
                                                   November 1992. He has been
                                                   President of Brookbound,
                                                   Inc., a strategic consulting
                                                   company since December 1997.
                                                   He was Chairman of J. Walter
                                                   Thompson Company, a
                                                   multinational advertising
                                                   company, from July 1987 to
                                                   December 1997 and has served
                                                   as Chairman Emeritus of such
                                                   company since January 1998.
                                                   Mr. Manning has been a
                                                   director of Friendly Ice
                                                   Cream Corporation since
                                                   November 1997 with a business
                                                   address of 655 Park Avenue,
                                                   Apartment 8E, New York, New
                                                   York 10021.

                            Alan M. Meckler        Mr. Meckler has been a
                                                   director of ISP since April
                                                   2001. He has been the
                                                   Chairman and Chief Executive
                                                   Officer of Jupitermedia
                                                   Group, Inc., a provider of
                                                   global real-time news and
                                                   information resources for the
                                                   internet industry, since
                                                   December 1998. He was
                                                   Chairman and Chief Executive
                                                   Officer of Mecklermedia
                                                   Corp., a provider of internet
                                                   information, from June 1971
                                                   to November 1998.
                                                   Jupitermedia Group has a
                                                   business address of 23 Old
                                                   Kings Highway South, Darien,
                                                   Connecticut 06820.

                            Richard A. Weinberg    Mr. Weinberg has been the
                                                   Executive Vice President,
                                                   General Counsel and Secretary
                                                   of ISP and its subsidiaries
                                                   since May 1998 and was Senior
                                                   Vice President, General
                                                   Counsel and Secretary of ISP
                                                   and its subsidiaries from May
                                                   1996 to May 1998. He has also
                                                   been serving as a director of
                                                   various ISP subsidiaries
                                                   since February 2002, December
                                                   2001 and May 1996. Mr.
                                                   Weinberg has been President,
                                                   Chief Executive Officer,
                                                   General Counsel and Secretary
                                                   of G-I Holdings since
                                                   September 2000 and was
                                                   Executive Vice President,
                                                   General Counsel and Secretary
                                                   of G-I Holdings from May 1998
                                                   to September 2000. He also
                                                   was Senior Vice President,
                                                   General Counsel and Secretary
                                                   of these corporations from
                                                   May 1996 to May 1998. Mr.
                                                   Weinberg has served as a
                                                   director of G-I Holdings
                                                   since May 1996. In January
                                                   2001, G-I Holdings filed a
                                                   voluntary petition for
                                                   reorganization under Chapter
                                                   11 of the U.S. Bankruptcy
                                                   Code due to its
                                                   asbestos-related claims. Mr.
                                                   Weinberg also has been
                                                   Executive Vice President,
                                                   General Counsel and Secretary
                                                   of BMCA and its subsidiaries
                                                   since May 1998, and was
                                                   Senior Vice President,
                                                   General Counsel and Secretary
                                                   of BMCA and its subsidiaries
                                                   from May 1996 to May 1998.

                            Susan B. Yoss          Ms. Yoss has been the
                                                   Executive Vice
                                                   President--Finance and
                                                   Treasurer of ISP and most of
                                                   its subsidiaries since
                                                   September 2000. She was
                                                   Senior Vice President and
                                                   Treasurer of ISP and most of
                                                   its subsidiaries from July
                                                   1999 to September 2000 and
                                                   was Vice President and
                                                   Treasurer of ISP and most of
                                                   its subsidiaries from
                                                   February 1998 to June 1999.
                                                   She also has been Senior Vice
                                                   President of BMCA and its
                                                   subsidiaries since August
                                                   2001, was Senior Vice
                                                   President and Treasurer of
                                                   the same companies from July
                                                   1999 to August 2001 and was
                                                   Vice President and Treasurer
                                                   of the same companies from
                                                   February 1998 to July 1999.
                                                   Ms. Yoss also has served as
                                                   Senior Vice President, Chief

                                                   Financial Officer and
                                                   Treasurer of G-I Holdings
                                                   since July 1999. In January
                                                   2001, G-I Holdings filed a
                                                   voluntary petition for
                                                   organization under Chapter 11
                                                   of the U.S. Bankruptcy Code
                                                   due to its asbestos-related
                                                   claims. She was Assistant
                                                   Treasurer of Joseph E.
                                                   Seagram & Sons, Inc., a
                                                   global beverage and
                                                   entertainment company for
                                                   more than five years until
                                                   February 1998.

                            Roger J. Cope          Mr. Cope has been Senior Vice
                                                   President--Sales and
                                                   Commercial Director--Europe
                                                   of ISP and most of its
                                                   subsidiaries since July 1999
                                                   and was a director of one of
                                                   its subsidiaries from June
                                                   2001 until September 2002. He
                                                   was Senior Vice President,
                                                   Pharmaceutical, Agricultural
                                                   and Beverage Group of ISP and
                                                   some of its subsidiaries from
                                                   July 1998 to July 1999 and
                                                   Vice President, Asia-Pacific
                                                   Region of the same
                                                   corporations from March 1997
                                                   to July 1998. Mr. Cope is a
                                                   citizen of the United
                                                   Kingdom.

                            Neal E. Murphy         Mr. Murphy has been Senior
                                                   Vice President and Chief
                                                   Financial Officer of ISP and
                                                   its subsidiaries since
                                                   February 2002 and a director
                                                   of one of its subsidiaries
                                                   since February 2002. Prior to
                                                   joining ISP, he was President
                                                   of PQ Europe, a global
                                                   developer and producer of
                                                   silica-based specialty
                                                   chemicals, inorganic
                                                   chemicals and performance
                                                   particles from August 1999 to
                                                   September 2001 and Vice
                                                   President and Chief Financial
                                                   Officer of PQ Corporation,
                                                   the parent of PQ Europe, from
                                                   May 1995 until July 1999.

                            Stephen R. Olsen       Mr. Olsen has been Senior
                                                   Vice President--Marketing and
                                                   Corporate Development of ISP
                                                   and some of its subsidiaries
                                                   since June 2002. He was
                                                   Senior Vice
                                                   President--Corporate
                                                   Development and Strategy of
                                                   ISP and some of its
                                                   subsidiaries, from September
                                                   2000 until June 2002 and was
                                                   a director of some of its
                                                   subsidiaries from June 2001
                                                   until September 2002. He was
                                                   President and Chief Operating
                                                   Officer of LL Building
                                                   Products Inc., one of BMCA's
                                                   subsidiaries, from June 1999
                                                   to September 2000. He was
                                                   Vice President, Corporate
                                                   Development and Vice
                                                   President and General
                                                   Manager, Accessories and
                                                   Specialty Products, of BMCA
                                                   from May 1997 to October
                                                   1998.
<

                            Steven E. Post         Mr. Post has been Senior Vice
                                                   President--Operations for
                                                   Specialty Chemicals of ISP
                                                   since June 2001 and was a
                                                   director of one of its
                                                   subsidiaries from June 2001
                                                   until September 2002. He has
                                                   been President of ISP
                                                   Alginates Inc. since October
                                                   1999. He was employed as
                                                   President of Monsanto
                                                   Company's Kelco Alginates
                                                   division from January 1999 to
                                                   October 1999. He served as
                                                   Vice President and General
                                                   Manager, Alginates of
                                                   Monsanto Company from
                                                   December 1997 to January
                                                   1999.

                            Lawrence Grenner       Mr. Grenner has been Senior
                                                   Vice President--R&D, Latin
                                                   America of ISP since May
                                                   2002. He was previously
                                                   Senior Vice President --
                                                   Marketing and Product
                                                   Development of ISP and some
                                                   of its subsidiaries from June
                                                   2000 until May 2002. He was
                                                   Vice President and Business
                                                   Unit Director, Skin Care of
                                                   ISP and some of its
                                                   subsidiaries from January
                                                   1999 to June 2000 and Vice
                                                   President, Marketing-Personal
                                                   Care of ISP and some of its
                                                   subsidiaries from January
                                                   1997 to January 1999.


                            To the knowledge of ISP, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                            DIRECTORS AND EXECUTIVE OFFICERS OF ISPH. Mr. Heyman is the sole beneficial owner of ISPH common stock. The table below sets forth for each of the executive officers of ISPH their respective present principal occupation or employment, their principal address, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such executive officer.

                                                              PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND MATERIAL
                                                              POSITIONS HELD DURING THE PAST
                            NAME                              FIVE YEARS
                            --------------------------        ----------------------------------------
                            Samuel J. Heyman                  Mr. Heyman is a director of ISPH. Please also see
                                                              "Directors and Officers of ISP."

                            Sunil Kumar                       Mr. Kumar is President, Chief Executive Officer and a
                                                              director of ISPH. Please also see "Directors and Officers of ISP."


                                                              PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND MATERIAL
                                                              POSITIONS HELD DURING THE PAST
                            NAME                              FIVE YEARS
                            --------------------------        ----------------------------------------
                            Richard A. Weinberg               Mr. Weinberg is an Executive Vice President, General
                                                              Counsel and Secretary of ISPH. Please also see "Directors and
                                                              Officers of ISP."

                            Susan B. Yoss                     Ms. Yoss is the Executive Vice President--Finance and
                                                              Treasurer of ISPH. Please also see "Directors and Officers of ISP."

                            To the knowledge of ISPH, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4.                     TERMS OF THE TRANSACTION

Regulation M-A
Item 1004

              (a) (1)       TENDER OFFERS. Not applicable.

              (a) (2) (i)   TRANSACTION DESCRIPTION. The information set
                            forth in the Proxy Statement under the caption
                            "Summary Term Sheet" is incorporated herein by reference.

              (a) (2)(ii)   CONSIDERATION. The information set forth in
                            the Proxy Statement under the captions "Summary Term
                            Sheet -- What You Will Be Entitled to Receive in The
                            Merger," "Summary Term Sheet -- Our Position as to the Fairness of the Merger," "Special Factors --
                            Recommendation of the Special Committee," "Special
                            Factors -- Recommendations of our Board of
                            Directors," "Special Factors -- Special Committee's
                            Position as to Fairness of the Merger," "Special
                            Factors -- Mr. Heyman and ISPH's Positions as to the
                            Fairness of the Merger" and "The Merger -- Payment of Merger Consideration and Surrender of Stock
                            Certificates" is incorporated herein by reference.

              (a) (2) (iii) REASONS FOR TRANSACTION. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Recommendation of Special Committee and our Board of Directors," "Summary Term Sheet -- Our Position as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors - Recommendations of our Board of Directors," "Special Factors -- Special Committee's Position as to Fairness of the Merger," "Special Factors -- Mr. Heyman and ISPH's Positions as to the Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

              (a) (2) (iv)  VOTE REQUIRED FOR APPROVAL. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- The Special Meeting," "Summary Term Sheet - The Merger Agreement," "The Special Meeting -- Voting Rights; Vote Required for Approval" and "The Merger -- Merger Agreement" is incorporated herein by reference.

              (a) (2) (v)   DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The
                            information set forth in the Proxy Statement under the captions "Summary Term Sheet -- What You Will Be
                            Entitled to Receive in the Merger," "Special Factors
                            -- Effects of the Merger; Plans or Proposals After the Merger" and "The Merger -- Payment of Merger
                            Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

              (a) (2) (vi)  ACCOUNTING TREATMENT. The information set forth in
                            Proxy Statements under the caption "The Merger -- Accounting Treatment" is incorporated herein by reference.

              (a) (2) (vii) INCOME TAX CONSEQUENCES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Material U.S. Federal Income Tax Consequences" and "Special Factors -- Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

              (c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- What You Will Be Entitled to Receive in the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

              (d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Appraisal Rights " and "The Merger -- Appraisal Rights" is incorporated herein by reference.

              (e)           PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

              (f)           ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.                     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
                            AGREEMENTS

Regulation M-A
Item 1005

              (a) (1) TRANSACTIONS WITH ISP. The information set forth in the Proxy Statement under the captions "Special Factors -- Specified Relationships between ISP and Mr. Heyman" and "Other Matters -- Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

              (a) (2) TRANSACTIONS WITH OFFICERS, DIRECTORS AND AFFILIATES OF ISP. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," and "Special Factors -- Interests of Directors and Executive Officers in the Merger," "Other Matters -- Transactions in Capital Stock by Certain Persons" and "Other Matters -- Certain Transactions" is incorporated herein by reference.

              (b) - (c)     SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR
                            CONTRACTS. The information set forth in the Proxy
                            Statement under the captions "Special Factors --
                            Background of the Merger," "Special Factors --
                            Interests of Directors and Executive Officers in the Merger" and "Other Matters -- Certain Transactions" is incorporated herein by reference.

              (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger," "The Special Meeting -- Voting Rights; Vote Required for Approval" and "Other Matters -- Certain Transactions" is incorporated herein by reference. The information set forth in Exhibits (d)(1) and
                            (d)(2) is incorporated herein by reference.

ITEM 6.                     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A
Item 1006

              (b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the captions "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" and "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

              (c) (1) - (8) PLANS. The information set forth in the Proxy
                            Statement under the captions "Summary Term Sheet -- The Merger," "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet -- The Merger Agreement," "Special Factors -- Background of the Merger," "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger" and "Other Matters -- Certain Transactions" is incorporated herein by reference.

ITEM 7.                     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A
Item 1013     (a)           PURPOSES. The information set forth in the Proxy
                            Statement under the captions "Special Factors --
                            Recommendations of the Special Committee," "Special
                            Factors -- Recommendations of our Board of
                            Directors," "Special Factors -- Background of the
                            Merger" and "Special Factors - Reasons for the
                            Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

              (b) ALTERNATIVES. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger," "Special Factors -- Recommendations of the Special Committee," "Special Factors -- Recommendations of our Board of Directors" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

              (c) REASONS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Opinion of Lehman Brothers Inc.," "Summary Term Sheet -- Our Position as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Special Committee's Position as to Fairness of the Merger," "Special Factors -- Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "Special Factors -- Opinion of Lehman Brothers" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

              (d) EFFECTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet -- Opinion of Lehman Brothers Inc.," "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet -- Material U.S. Federal Income Tax Consequences," "Summary Term Sheet -- Appraisal Rights," "Special Factors -- Background of the Merger," "Special Factors -- Opinion of Lehman Brothers," "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger," "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger," "Special Factors -- Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders," "Special Factors -- Litigation," "The Merger -- Payment of Merger Consideration and Surrender of Stock Certificates," "The Merger -- Appraisal Rights" and "The Merger - The Merger Agreement" is incorporated herein by reference.

ITEM 8.                     FAIRNESS OF THE TRANSACTION

Regulation M-A
Item 1014

              (a) - (b)     FAIRNESS; FACTORS CONSIDERED IN DETERMINING
                            FAIRNESS. The information set forth in the Proxy
                            Statement under the captions "Summary Term Sheet --
                            Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet -- Opinion of Lehman Brothers Inc.," "Summary Term Sheet -- Our
                            Position as to the Fairness of the Merger," "Summary
                            Term Sheet -- Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors --
                            Background of the Merger," "Special Factors --
                            Recommendations of the Special Committee," "Special
                            Factors -- Recommendations of our Board of
                            Directors," "Special Factors -- Special Committee's
                            Position as to Fairness of the Merger," "Special
                            Factors -- Mr. Heyman and ISPH's Positions as to the
                            Fairness of the Merger," "Special Factors -- Opinion of Lehman Brothers," "Special Factors -- ISP's
                            Forecasts" and "Special Factors -- Reasons for the
                            Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

              (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- The Special Meeting," "Summary Term Sheet -- The Merger Agreement," "Special Factors -- Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "The Special Meeting -- Voting Rights; Vote Required for Approval" and "The Merger -- The Merger Agreement" is incorporated herein by reference.

              (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet -- Our Position as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors -- Recommendations of our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors -- Mr. Heyman and ISPH's Positions as to Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

              (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet -- Our Position as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Recommendations of the Special Committee," "Special Factors -- Recommendations of our Board of Directors" and "Special Factors -- Mr. Heyman and ISPH's Positions as to the Fairness of Merger" is incorporated herein by reference.

              (f)           OTHER OFFERS. Not applicable.

ITEM 9.                     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A
Item 1015

              (a) - (c)     REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY
                            OF THE REPORT, OPINION OR APPRAISAL; AVAILABILITY OF
                            DOCUMENTS. The information set forth in the Proxy
                            Statement under the captions "Summary Term Sheet --
                            Opinion of Lehman Brothers Inc.," "Summary Term
                            Sheet -- Our Position as to the Fairness of the Merger," "Special Factors -- Background of the
                            Merger," "Special Factors -- Opinion of Lehman
                            Brothers," "Special Factors -- Special Committee's
                            Position as to Fairness of the Merger," "Special
                            Factors -- Mr. Heyman and ISPH's Positions as to the
                            Fairness of the Merger," "Special Factors - ISP's
                            Forecasts" and "Special Factors -- Mr. Heyman and
                            ISPH's Positions as to the Fairness of the Merger," is incorporated herein by reference. The full text of the written opinion of Lehman Brothers Inc., dated November 8, 2002, is attached to the Proxy
                            Statement as Annex B thereto and is incorporated herein by reference. The written materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 are set forth as Exhibits (c)(2) through (c)(6) hereto and are incorporated herein by reference.

ITEM 10.                    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A
Item 1007

              (a) - (d)     SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED
                            FUNDS. The information set forth in the Proxy
                            Statement under the captions "The Merger -- Fees and
                            Expenses of the Merger" and "The Merger -- Financing of the Merger" is incorporated herein by reference.

ITEM 11.                    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A
Item 1008

              (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger," "The Special Meeting -- Voting Rights; Vote Required for Approval" and "Other Matters -- Security Ownership of Specified Beneficial Owners and Management" is incorporated herein by reference.

              (b) (1) -(5)  SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption "Other Matters -- Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

ITEM 12.                    THE SOLICITATION OR RECOMMENDATIONS

Regulation M-A
Item 1012

              (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger" "Special Factors -- Specified Relationships Between ISP and Mr. Heyman" and "The Special Meeting -- Voting Rights; Vote Required for Approval" is incorporated herein by reference.

              (e) RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -- Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet -- Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors -- Recommendations of our Board of Directors," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

ITEM 13.                    FINANCIAL STATEMENTS

Regulation M-A
Item 1010

              (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Selected Consolidated Financial Data of ISP" is incorporated herein by reference.

              (b)           PRO FORMA INFORMATION. None.

ITEM 14.                    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED
                            OR USED

Regulation M-A
Item 1009

              (a) - (b)     SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND
                            CORPORATE ASSETS. The information set forth in the Proxy Statement under the captions "Summary Term
                            Sheet -- Our Position as to the Fairness of the Merger," "Summary Term Sheet -- Opinion of

                            Lehman Brothers Inc.," "Special Factors --
                            Background of the Merger," "Special Factors -- Opinion of Lehman Brothers," "Special Factors -- Special Committee's Position as to Fairness of the Merger," "Special Factors -- Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "The Special Meeting -- Solicitation of Proxies," "The Merger -- Fees and Expenses of the Merger" and "The Merger -- Financing of the Merger" is incorporated herein by reference.

ITEM 15.                    ADDITIONAL INFORMATION

Regulation M-A
Item 1011

              (b) OTHER MATERIAL INFORMATION. The information set forth in the Proxy Statement, including all annexes and exhibits thereto, is incorporated herein by reference.

ITEM 16.                    EXHIBITS

Regulation M-A
Item 1016


              (a) Amendment No. 2 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

              (b)           None.

              (c) (1) Opinion of Lehman Brothers Inc. attached as Annex B to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

              (c) (2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 18, 2002.

              (c) (3) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 27, 2002 (previously filed).

              (c) (4) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on October 21, 2002 (previously filed).

              (c) (5) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 (previously filed).

              (c) (6) Materials presented by Lehman Brothers Inc. to the Board of Directors of ISP on November 8, 2002 (previously filed).

              (d) (1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

              (d) (2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

              (e)           None.

              (f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

              (g)           None.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 2003


                             INTERNATIONAL SPECIALTY PRODUCTS INC.



                             By: /s/ SUNIL KUMAR

                                 ----------------------------------
                                 Name:    Sunil Kumar
                                 Title:   President and Chief Executive Officer


                             SAMUEL J. HEYMAN

                                  /s/ SAMUEL J. HEYMAN
                                  ----------------------------------



                             INTERNATIONAL SPECIALTY PRODUCTS
                             HOLDINGS INC.

                             By: /s/ SUNIL KUMAR
                                 -----------------------------------
                                 Name:    Sunil Kumar
                                 Title:   President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION


(a) Amendment No. 2 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

(b)                     None.

(c) (1) Opinion of Lehman Brothers Inc. attached as Annex B to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

(c) (2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 18, 2002.

(c) (3) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 27, 2002 (previously filed).

(c) (4) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on October 21, 2002 (previously filed).

(c) (5) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 (previously filed).

(c) (6) Materials presented by Lehman Brothers Inc. to the Board of Directors of ISP on November 8, 2002 (previously filed).

(d) (1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

(d) (2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

(e)                     None.

(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to Amendment No. 2 to the Preliminary Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Preliminary Proxy Statement).

(g)                     None.